モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

October 4, 2004

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Regarding Submission of Information Required under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), we are writing to inform you that all of the outstanding shares of the Company -- including shares formerly held by U.S. holders -- have been acquired by Fujitsu Limited, and the Company is now a wholly owned subsidiary of Fujitsu Limited. As such, the Company will no longer furnish information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this letter, please do not hesitate to contact me (telephone: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Please acknowledge your receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

dlw 10/6

Very truly yours,

Stanley M. Yukevich

Stanley M. Yukevich

Enclosures
cc: Mr. Akatsu
J. Tomita